KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-8752

Fax: 706-645-3921

www.knology.com

February 12, 2007

VIA FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 0407

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 28, 2006

Form 10-Q for Fiscal Quarter Ended September 30, 2006

File No. 0-32647

Dear Mr. Spirgel:

We are responding to your supplemental comments contained in a letter dated January 29, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission). The staff’s comments and Knology’s responses to these comments are set forth below and are keyed to the sequential numbering of the comments in the Comment Letters and to the headings used in the Comment Letters.

Form 10-Q for September 30, 2006

Selling, general and administrative, page 16

1.	Please refer to prior comment 2. We believe that the rental costs of network equipment (including poles) and facilities are directly attributed to the generation of your revenues. Please revise to include these costs in cost of services.

We will include the rental costs of network equipment (including poles) as a direct cost operating expense rather than a selling, general, and administrative operating expense. We will reclassify the prior periods presented to be consistent with this presentation and provide a detailed explanation of the reclassification in the notes to the financial statements. Due to the immaterial nature and amount of the reclassification, we do not plan to file amendments to our previous annual reports on Form 10K and our quarterly reports on Form 10Q.

Mr. Larry Spirgel

December 21, 2006

* * * *

We appreciate the staff’s consideration of our responses and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-8752 or Neina Sewell at 706-645-3906.

Sincerely,

/s/ M. Todd Holt
M. Todd Holt
Chief Financial Officer

Enclosures

cc:	Knology, Inc.
Rodger L. Johnson
Chad S. Wachter
Neina S. Sewell

BDO Sideman, LLP
Jay B. Goldman
Benjamin Nicholson

Securities and Exchange Commission
Nicole Holden
Dean Suehiro